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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

  X    Form 10-K         ___ Form 20-F         ___ Form 11-K         ___ Form 10-Q
___ Form N-SAR

For Period Ended: October 31, 2002

___  Transition Report on Form 10-K
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q
___  Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Infinex Ventures Inc.
Full Name of Registrant

________________________________________________________________________
Former Name if Applicable

750, West Pender Street, Suite 804,
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada, V6C 2T8
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

___

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi -annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant received Audited Financial Statements from Auditor on January 28, 2003. We have been informed, by our attorney, that he is not able to prepare Form 10 KSB within the required time for filing (January 29, 2003)

PART IV -- OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Mario Aiello	(604)	682 8468

(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

_X__ Yes     ___ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

___ Yes      X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INFINEX VENTURES INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 29, 2003	By:	/s/ Mario Aiello